SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact disclosed on December 30, 2021, that received the Official Letter 187/2022/SE-MME from the Ministry of Mines and Energy informing that, on this date, the Investment Partnership Program Board (“CPPI”) approved Resolution No. 225/2022, that amends Resolution No. 203/2021, of October 19, 2021, establishes rules for the secondary public offering referred to in Decree No. 11,028, of April 1, 2022, and endorses Resolution No. 221, of December 29, 2021.

The full text of Resolution No. 225/2021 is available at the link https://pesquisa.in.gov.br/imprensa/jsp/visualiza/index.jsp?jornal=602&pagina=1&data=20/05/2022&totalArquivos=1

The aforementioned official letter and the respective release with information on the content of Resolution No. 225/2022 are attached to this Relevant Fact.

Rio de Janeiro, May 20, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free translation

Official Letter No. 187/2022/SE-MME

To the Mr.

RODRIGO LIMP NASCIMENTO

CEO of Centrais Elétricas Brasileiras S.A. (Eletrobras)

Rua da Quitanda, 196, 24th floor, Mario Bhering Building

20091-005 - Rio de Janeiro/RJ

Subject: CPPI Resolution No. 225/2022.

Mr. CEO,

1.	I hereby inform you that it was approved by the Partnership and Investment Program Council - CPPI to Resolution No. 225 of May 20, 2022, that amends Resolution No. 203, of October 19, 2021, establishes rules for the secondary public offering referred to in Decree No. 11,028, of April 1, 2022, and endorses Resolution No. 221, of December 29, 2021.

2.	The Resolution approved today defines that the secondary offering will be carried out with shares of the BNDES and BNDESpar, as well as establishing the governance for the definition of the minimum price by the CPPI.

3.	The full content of the Resolution will be published in the Official Gazette of the Union in an extra edition in today's date.

4.	Attached is the information that will be published by the Secretariat of the Investment Partnership.

Regards,

MARISETE FÁTIMA DADALD PEREIRA

Executive Secretary

Annex: I - CPPI Release (SEI No. 0627672)

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Eletrobras capitalization advances in extraordinary meeting of the PPI Board

Resolution No. 225, of May 20, 2022, was published this Friday (May 20), that amends CPPI Resolution No. 203/2021 to make procedural adjustments to the pricing of the offer public, details rules for the secondary offering and endorses CPPI Resolution No. 221/2021.

The main change promoted in CPPI Resolution No. 203/2021 was its adaptation to the terms of Decree No. 11,028/2022, which defined that the secondary public offering of shares in the process. Eletrobras' capitalization will be carried out with the shares held directly or indirectly by the National Bank for Economic and Social Development - BNDES. Thus, the secondary offer, if necessary to achieve privatization, it will be carried out with shares belonging to the BNDES and BNDES Participações S.A.

As the capitalization will no longer be carried out with the shares directly owned by the Federal Government, it was necessary to make adjustments regarding the approval of the Price per Share, which becomes a decision exclusive to the offerors (Eletrobras, BNDES and BNDESpar), according to their governance internal. Also, since it is no longer necessary to hold a CPPI meeting on the day of the pricing, the flow of definition and publication of the minimum price per share was changed, its calculation methodology remains unchanged.

Regarding the rules of the secondary offer, the resolution establishes that the option will not be exercised of increasing the number of shares offered, through the issuance or sale of Shares Additional, and that, in case of using the stabilization mechanism (Supplementary Lot), the shares to be used in the loan must be owned by BNDES and BNDESPar, in the amount necessary to ensure the stabilization of stock prices.

Finally, the resolution approves Resolution No. 221, adopted ad referendum by the CPPI still in 2021. The aforementioned resolution had fixed the final capitalization model, approved in conclusive character by the Federal Audit Court last Wednesday (May 18).

The next step of the project will be the launch of the offer and the publication of the prospectus on the capitalization, still without a defined date.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.